Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 10, 2015

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Post-effective Amendment No. 2 to Form S-1 on Form S-3
Filed July 22, 2015
File No. 333-193882

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 19, 2015, relating to the above-captioned Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Post-Effective Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Post-Effective Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to comments one and two in our letter dated July 30, 2015. Please remove from registration the issuance of the 500,000 shares and 500,000 warrants underlying the unit purchase options (and 500,000 shares underlying the warrants included in the unit purchase options) issued in a private placement to EarlyBirdCapital in connection with your initial public offering. The registration statement, File No. 333-178601 (“2012 Registration Statement”), for which this post-effective amendment is an extension of indicates that the securities underlying the option are not registered. Additionally, neither the fee table nor the footnotes to the 2014 amendment to this registration statement, File No. 333-193882 (“2014 Registration Statement”), includes or discusses the issuance of these securities. Thus, because the option to purchase these units was a private placement, you are unable to register the sale these securities on a primary basis.

We have revised the Registration Statement to remove the above-referenced securities as requested.

2.	We note your response to comment one in our letter dated July 30, 2015. It is premature to register for resale the 500,000 shares underlying the warrants in the unit purchase option because the option holder is not currently obligated to acquire these warrants. See Securities Act C&DI 139.11 for additional guidance.

We have removed the above-referenced securities from the Registration Statement as requested

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jose Daes